Exhibit 99.1

•                  TOTAL REVENUE UP 29.1%

•                  RECORD FIRST QUARTER REVENUE OF £98.5 MILLION

•                  COMMERCIAL REVENUE INCREASED 39.3%

•                  RECORD ADJUSTED EBITDA UP 36.2%

MANCHESTER, U.K. — 14 November 2013 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2014 fiscal first quarter ended 30 September 2013.

Highlights

•                  Commercial revenues of £59.9 million

•                  Sponsorship revenue increased 62.6%.

•                  Retail, merchandising apparel & product licensing revenue up 13.8%.

•                  Twelve new sponsorship deals activated in the first quarter — Aeroflot and Bulova (global); Pepsi, Apollo Tyres, Federal Tyres and Manda Fermentation (regional); Commercial Bank Qatar, Emirates Bank, MBNA and afb (financial services); Sky NZ (MUTV) and True Corporation (mobile and MUTV).

•                  Broadcasting revenues increased 40.9% due to the new FAPL domestic and international TV rights agreements.

Commentary

Ed Woodward, Executive Vice Chairman commented, “We are pleased to have achieved another record first quarter, driven by the strength of our commercial business and increased broadcasting revenues.  Our unique approach to the commercial business will continue to drive future growth. We are also excited by the continuing rise in the value of sports content, evidenced, amongst other things, by the recently announced BT deal for the UK rights to broadcast the Champions League and Europa League matches for three seasons from 2015/16. This deal represents a meaningful increase over the current arrangement, which should translate into higher broadcasting revenues for the participating clubs.”

Outlook

For fiscal 2014, Manchester United continues to expect:

•                  Revenue to be £420m to £430m.

•                  Adjusted EBITDA to be £128m to £133m.

This assumes the team finishes third in the FA Premier League and reaches the quarter-finals of the UEFA Champions League and the domestic cups.

Key Financials (unaudited)

	Three months ended 30 September
£ million (except adjusted earnings per share)	2013	2012	Change
Commercial revenue	59.9	43.0	39.3%
Broadcasting revenue	19.3	13.7	40.9%
Matchday revenue	19.3	19.6	(1.5)%
Total revenue	98.5	76.3	29.1%
Adjusted EBITDA*	22.2	16.3	36.2%

(Loss)/profit for the period (i.e. Net Income)	(0.3)	20.5	N/A
Adjusted profit/(loss) for the period (i.e. Adjusted Net Income/(Loss))*	2.2	(0.6)	N/A
Adjusted basic and diluted earnings/(loss) per share (pence)*	1.37	(0.39)	N/A

Gross debt	361.0	359.7	0.4%
Cash and cash equivalents	83.6	52.5	59.2%

* Adjusted EBITDA, adjusted profit for the period and adjusted basic and diluted earnings/(loss) per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £59.9 million, an increase of £16.9 million, or 39.3%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £45.2 million, an increase of £17.4 million, or 62.6%, over the prior year quarter primarily due to a significant increase from the pre-season tour, higher renewals and the activation of new global and regional sponsorships.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £10.7 million, an increase of £1.3 million, or 13.8%, over the prior year quarter, primarily due to additional profit share pursuant to the agreement with Nike.

•                  New Media & Mobile revenue for the quarter was £4.0 million, a decrease of £1.8 million over the prior year quarter, due to the expiration of a few of our mobile partnerships.

Broadcasting

Broadcasting revenue for the quarter was £19.3 million, an increase of £5.6 million, or 40.9%, over the prior year quarter, due to increased revenue from the Premier League domestic and international rights agreements, one additional live Premier League game compared to the prior year quarter, and increases in share of UEFA Champions League fixed pool distributions as we finished 1st in the Premier League in season 2012/13 compared to 2nd in the 2011/12 season.

Matchday

Matchday revenue for the quarter was £19.3 million compared to £19.6 million in the prior year quarter, which included one-off fees earned from the staging of Olympic Games football matches at Old Trafford whereas the current year quarter included fees earned from participating in this season’s Community Shield match which we did not participate in last season.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £90.2 million, an increase of £15.4 million, or 20.6%, over the prior year quarter.

Staff costs

Staff costs for the quarter were £52.9 million, an increase of £12.6 million, or 31.3%, over the prior year quarter. This increase was primarily due to the impact of a full period of wage costs relating to players signed part way through the prior year quarter, contractual player wage increases and bonuses associated with the growth of our commercial business. Additionally, the prior year quarter benefitted from a one-off receipt of £1.3 million in respect of players on International duty at Euro 2012.

Other operating expenses

Other operating expenses for the quarter were £23.4 million, an increase of £3.7 million, or 18.8%, over the prior year quarter primarily due to increased pre-season tour travel costs, and higher gateshare payments to domestic cup opponents and sponsorship servicing.

Depreciation & amortization of players’ registrations

Depreciation for the quarter was £2.0 million, an increase of £0.1 million, or 5.3%, over the prior year quarter. Amortization of players’ registrations was £11.9 million, £2.1 million or 21.4% higher than the prior year quarter. The unamortized balance of players’ registrations at 30 September 2013 was £144.7 million.

Net finance costs

Net finance costs for the quarter were £9.8 million, a decrease of £2.6 million, or 21.0%, over the prior year quarter. The decrease was primarily due to a £4.1 million reduction in interest payable on our secured borrowings and a £7.8 million reduction in premium paid and accelerated amortization related to the senior secured note repurchases in the prior year quarter; partially offset by a £7.6 million gain on re-translation of our US dollar borrowings in the prior year quarter.

On 1 July 2013 we started hedging the foreign exchange risk on a portion of our future US dollar revenues using our US dollar borrowings as the hedging instrument. As a result, FX gains or losses arising on re-translation of our US dollar borrowings are now initially recognized in other comprehensive income, rather than recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period and within the same income statement line (i.e. commercial revenue) as the underlying future US dollar revenues. This will reduce foreign exchange volatility in our income statement.

More recently, we have entered into a floating to fixed interest rate swap on our $315.7 million secured term loan creating a maximum and minimum interest rate of approximately 4.1% and 2.8% respectively (subject to leverage grid) from 25 November 2013 for the remaining life of the facility.

Tax

The tax credit for the quarter was £0.2 million, compared to a credit of £26.5 million in the prior year quarter (which predominantly related to the recognition of a deferred tax asset for the US tax basis inherited from Red Football LP). There have been no changes to the estimates and judgements in relation to the valuation of deferred tax assets since the June 2013 year end.

Cash flows

Net cash generated from operating activities for the quarter was £23.2 million, an increase of £13.9 million, primarily due to a £15.4 million reduction in interest paid.

Capital expenditure on property, plant and equipment for the quarter was £4.1 million, £0.7 higher than the £3.4 million in the prior year quarter.

Net player capital expenditure for the quarter was £26.8 million, a decrease of £2.7 million from the prior year quarter.

Net cash used in financing activities for the quarter was £0.1 million, a decrease of £7.6 million from £7.5 million net cash generated in the prior year quarter. In the prior year quarter the Company raised £70.3 million from our IPO, the proceeds of which were used to repurchase a portion of our US dollar denominated senior secured notes, comprising a principal value of £62.6 million and a premium on repurchase of £5.3 million.

Conference Call Information

The Company’s conference call to review first quarter fiscal 2014 results will be broadcast live over the internet today, 14 November 2013 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 135-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortisation of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax credit.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortisation), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit/(loss) for the period (i.e. Adjusted Net Income/(Loss))

Adjusted profit/(loss) for the period is the adjusted profit/(loss) for the period attributable to owners of the parent, calculated, where appropriate, by adding the profit for the period attributable to non-controlling interest to the (loss)/profit for the period attributable to owners of the parent, adjusting for material charges related to the IPO, the repurchase of senior secured notes, foreign exchange losses/gains on US dollar denominated bank accounts and borrowings, and fair value movements on derivative financial instruments, subtracting the actual tax credit for the period, (subtracting)/adding the adjusted tax (expense)/credit for the period (based on an normalized tax rate of 35%; 2012: 35%) and subtracting the profit for the period attributable to non-controlling interest. The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of material charges related to ‘one-off’ transactions such as the IPO (including the associated recognition of deferred tax assets or liabilities) and repurchase of senior secured notes, plus the impact of foreign exchange reflected in the retranslation of the US dollar denominated bank accounts and borrowings, and in the fair value movement on derivative financial instruments; and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US statutory rate of 35%. We have refined the calculation of adjusted profit/(loss) by also now adjusting for foreign exchange losses/gains on US dollar denominated bank accounts and borrowings and fair value movements on derivative financial instruments. A reconciliation of (loss)/profit for the period attributable to owners of the parent to adjusted profit/(loss) for the period attributable to owners of the parent is presented in supplemental note 3.

3.                  Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share is calculated by dividing the adjusted profit/(loss) for the period attributable to owners of the parent by the weighted average number of ordinary shares in issue during the period, and is presented in supplemental note 3.

Key Performance Indicators

	Three months ended 30 September
	2013	2012
Commercial % of total revenue	60.8%	56.4%
Broadcasting % of total revenue	19.6%	18.0%
Matchday % of total revenue	19.6%	25.6%
Home Matches Played
FAPL	3	3
UEFA competitions	1	1
Domestic Cups	1	1

Other
Employees at period end	810	735
Staff costs % of revenue	53.7%	52.8%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2013/14 season*	3	6	7	3	19
2012/13 season	3	7	5	4	19
2011/12 season	3	7	5	4	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2013	2012
Revenue	98,521	76,316
Operating expenses	(90,208)	(74,811)
Profit on disposal of players’ registrations	996	4,818
Operating profit	9,309	6,323
Finance costs	(9,838)	(12,476)
Finance income	59	89
Net finance costs	(9,779)	(12,387)
Loss before tax	(470)	(6,064)
Tax credit	177	26,532
(Loss)/profit for the period	(293)	20,468
Attributable to:
Owners of the parent	(293)	20,386
Non-controlling interest	—	82
	(293)	20,468

(Loss)/earnings per share attributable to owners of the parent:
Basic and diluted (loss)/earnings per share (pence)	(0.18)	12.73
Weighted average number of ordinary shares outstanding (thousands)	163,819	160,134

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 September 2013	As of 30 June 2013	As of 30 September 2012
ASSETS
Non-current assets
Property, plant and equipment	256,244	252,808	250,479
Investment property	14,051	14,080	14,169
Goodwill	421,453	421,453	421,453
Players’ registrations	144,680	119,947	135,634
Trade and other receivables	241	1,583	1,500
Deferred tax asset	139,434	145,128	24,589
	976,103	954,999	847,824
Current assets
Derivative financial instruments	882	260	1,228
Trade and other receivables	64,292	68,619	69,887
Current tax receivable	—	—	3,551
Cash and cash equivalents	83,602	94,433	52,527
	148,776	163,312	127,193
Total assets	1,124,879	1,118,311	975,017

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 September 2013	As of 30 June 2013	As of 30 September 2012
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,666
Merger reserve	249,030	249,030	249,030
Hedging reserve	16,342	231	791
Retained earnings	129,949	129,825	8,069
Equity attributable to owners of the parent	464,195	447,960	326,608
Non-controlling interest	—	—	(1,921)
	464,195	447,960	324,687
Non-current liabilities
Derivative financial instruments	1,649	1,337	1,701
Trade and other payables	18,014	18,413	23,232
Borrowings	353,476	377,474	353,966
Deferred revenue	18,023	17,082	7,131
Provisions	845	988	1,247
Deferred tax liabilities	14,913	17,168	25,608
	406,920	432,462	412,885
Current liabilities
Derivative financial instruments	571	29	—
Current tax liabilities	5,472	900	1,128
Trade and other payables	72,929	78,451	79,437
Borrowings	7,571	11,759	5,740
Deferred revenue	166,757	146,278	150,714
Provisions	464	472	426
	253,764	237,889	237,445
Total equity and liabilities	1,124,879	1,118,311	975,017

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2013	2012
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	32,770	33,883
Interest paid	(9,146)	(24,503)
Debt finance costs relating to borrowings	(19)	—
Interest received	59	85
Income tax paid	(487)	(202)
Net cash generated from operating activities	23,177	9,263
Cash flows from investing activities
Purchases of property, plant and equipment	(4,093)	(3,396)
Purchases of players’ registrations	(33,450)	(34,897)
Proceeds from sale of players’ registrations	6,655	5,364
Net cash used in investing activities	(30,888)	(32,929)
Cash flows from financing activities
Proceeds from issue of shares	—	70,258
Repayment of borrowings	(91)	(62,704)
Net cash (used in)/generated from financing activities	(91)	7,554
Net decrease in cash and cash equivalents	(7,802)	(16,112)
Cash and cash equivalents at beginning of period	94,433	70,603
Exchange losses on cash and cash equivalents	(3,029)	(1,964)
Cash and cash equivalents at end of period	83,602	52,527

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 30 September
	2013 £’000	2012 £’000
(Loss)/profit for the period	(293)	20,468
Adjustments:
Tax credit	(177)	(26,532)
Net finance costs	9,779	12,387
Profit on disposal of players’ registrations	(996)	(4,818)
Exceptional items	—	3,098
Amortization of players’ registrations	11,904	9,823
Depreciation	1,983	1,917
Adjusted EBITDA	22,200	16,343

3                               Reconciliation of (loss)/profit for the period attributable to owners of the parent to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Three months ended 30 September
	2013 £’000	2012 £’000
(Loss)/profit for the period attributable to owners of the parent	(293)	20,386
Add: profit for the period attributable to non-controlling interest	—	82
(Loss)/profit for the period	(293)	20,468
Professional advisors fees relating to the issue of shares	—	3,098
Accelerated amortisation of issue discount and debt finance costs associated with the repurchase of senior secured notes	—	2,543
Premium on repurchase of senior secured notes	—	5,244
Foreign exchange loss on US dollar denominated bank accounts	3,029	1,964
Foreign exchange gain on US dollar denominated borrowings	—	(7,644)
Fair value movement on derivative financial instruments	884	16
Tax credit	(177)	(26,532)
Adjusted profit/(loss) before tax	3,443	(843)
Adjusted tax (expense)/credit (using a normalised US statutory rate of 35%)	(1,205)	295
	2,238	(548)
Subtract: profit for the period attributable to non-controlling interest	—	(82)
Adjusted profit/(loss) for the period (i.e. Adjusted Net Income/(Loss))	2,238	(630)

Adjusted basic and diluted earnings/(loss) per share (pence)	1.37	(0.39)
Weighted average number of ordinary shares outstanding (thousands)	163,819	160,134

The Group has refined the calculation of adjusted profit/(loss) by also now adjusting for foreign exchange losses/gains on US dollar denominated bank accounts and borrowings and fair value movements on derivative financial instruments.

4                               Cash generated from operations

	Three months ended 30 September
	2013 £’000	2012 £’000
(Loss)/profit from continuing operations	(293)	20,468
Tax credit	(177)	(26,532)
Loss on ordinary activities before tax	(470)	(6,064)
Depreciation charges	1,983	1,917
Amortisation of players’ registrations	11,904	9,823
Profit on disposal of players’ registrations	(996)	(4,818)
Net finance costs	9,779	12,387
Share-based payments	383	327
Fair value gains on derivative financial instruments	(160)	(111)
Reclassified from hedging reserve	(188)	—
Decrease in trade and other receivables	10	6,358
Increase in trade and other payables and deferred revenue	10,685	14,210
Decrease in provisions	(160)	(146)
Cash generated from operations	32,770	33,883